Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree Gold budgets $3.7 million for Nevada exploration

            VANCOUVER, Aug. 5 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") has approved a total of US$3.7 million for work on its Ann Mason property in Nevada. The property was acquired as part of the transaction whereby Entree acquired all of the shares of PacMag Metals Limited, which closed on June 30, 2010 (NR dated June 30,
2010).
            A budget of up to US$2.7 million has been approved to conduct deep-penetrating induced polarization ("IP") geophysical surveys, to be followed by core drilling to explore the potential for higher grade mineralization at depth and for extensions west of the currently defined Ann
Mason resource. This resource totals in excess of 7 billion pounds of copper
(NR dated January 26, 2010) associated with porphyry-style mineralization and alteration, which includes a bornite-bearing, higher grade core zone.
Approximately 9,100 metres of drilling is planned in nine holes.
            The Blue Hills copper oxide zone straddles the western boundary of the
Ann Mason property. A budget of US $1.07 million has been proposed to conduct detailed geochemical sampling and drilling to test the extent of shallow oxide copper mineralization in this area. Drilling is expected to consist of 15 to
20 holes totaling between 4000 and 5000 metres. In addition, the Company is currently conducting a $1.1 million exploration program on the adjoining
Blackjack property to the west, which is under option from HoneyBadger
Exploration Inc. (TSX-V:TUF). This program includes drilling of the western portion of the Blue Hills anomaly where it extends onto the Blackjack property.
            Lindsay Bottomer P.Geo., Entree's Vice President Business Development,
who is a Qualified Person as defined by NI 43-101, has reviewed the technical information in this news release.
            ABOUT ENTREE GOLD INC.
            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
            In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In further pursuit of projects in prospective jurisdictions,
Entree optioned two contiguous properties, Blackjack and Roulette, in the
Yerington porphyry copper district of Nevada through option agreements with
HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc. The properties are contiguous with the Ann Mason property, recently acquired through the acquisition of PacMag Metals Limited.
            In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$32 million, the Company is well-funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.
            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Fax: 604-687-4770, Toll Free:
866-368-7330, E-mail: mhamm(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 13:53e 05-AUG-10